UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Series D Cumulative Convertible Preferred Stock, no par value per share

(Title of Class of Securities)

963025606

(CUSIP Number of Series D Cumulative Convertible Preferred Stock)

Daniel Khoshaba
2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452
(757) 627-9088

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Daniel P. Raglan
Cadwalader Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
(212) 504-6790

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$12,000,000.00	$1,309.20

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $12 million in value of shares of the Series D Cumulative Convertible Preferred Stock, no par value per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	1,309.20	Filing Party:	Wheeler Real Estate Investment Trust, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	April 19, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO first filed by Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (“Wheeler” or the “Company”), on April 19, 2021 (the “Schedule TO”).

The Schedule TO relates to the offer by Wheeler to purchase up to $12 million in value of shares of its Series D Cumulative Convertible Preferred Stock, no par value per share (“Series D Shares”), at a price not greater than $18.00 nor less than $15.50 per Series D Share, to the seller in cash, less any applicable withholding taxes and without interest. Wheeler’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2021, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated April 19, 2021, and the related Letter of Transmittal.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On May 17, 2021, Wheeler issued a press release announcing the results of the tender offer, which expired at 11:59 P.M., Eastern Daylight Time, on Friday, May 14, 2021. A copy of such press release is filed as Exhibit (a)(5)(vii) to this Amendment No. 1 and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(vii)	Press Release, dated May 17, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Daniel Khoshaba
Name: Daniel Khoshaba
Title: President and CEO

Dated: May 17, 2021

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated April 19, 2021.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 ).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement, dated April 19, 2021.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Annual Report on Form 10-K of Wheeler Real Estate Investment Trust, Inc. for the fiscal year ended December 31, 2020 filed on March 18, 2021 (incorporated by reference to such filing).

(a)(5)(ii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on March 12, 2021 (incorporated by reference to such filing).

(a)(5)(iii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on March 18, 2021 (incorporated by reference to such filing).

(a)(5)(iv)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on April 2, 2021 (incorporated by reference to such filing).

(a)(5)(v)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on April 19, 2021 (incorporated by reference to such filing).

(a)(5)(vi)	Press Release, dated April 19, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on April 19, 2021).

(a)(5)(vii)	Press Release announcing the results of the Tender Offer, dated May 17, 2021. **

(d)(i)	Wheeler Real Estate Investment Trust, Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 8, 2015).

(d)(ii)	Wheeler Real Estate Investment Trust, Inc. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 16, 2016).

(d)(iii)	Stock Appreciation Rights Agreement, dated August 4, 2020, between Wheeler Real Estate Investment Trust, Inc. and Daniel Khoshaba (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 5, 2020).

(d)(iv)	Financing Agreement dated March 12, 2021, by and among the Company, certain subsidiaries of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Wilmington Saving Fund Society, FSB, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 12, 2021).

(d)(v)	Warrant for the Purchase of Common Stock dated March 12, 2021 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 12, 2021).

(d)(vi)	Registration Rights Agreement dated March 12, 2021, by and among the Company, the investors identified on a schedule attached thereto and certain other security holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on March 12, 2021).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Filed herewith.

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